LETTERHEAD OF SULLIVAN & CROMWELL LLP

July 9, 2009

Justin T. Dobbie

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Popular, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 29, 2009
File No. 333-159843

Dear Mr. Dobbie:

Set forth below are our responses to your comments as requested in your comment letter, dated July 8, 2009, addressed to Mr. Jorge A. Junquera, regarding your review of Popular, Inc.’s (“Popular” or the “Company”) Amendment No. 1 to Registration Statement on Form S-4, filed June 29, 2009 (the “Form S-4”).

Before each response, we repeat your comment in bold. The item numbers given to the comments correspond to the numbers indicated in the left-hand margin of the comment letter referenced above. Where applicable, our responses indicate the additions or revisions set forth below that we have included in Amendment No. 2 to the Form S-4 filed on the date hereof (“Amendment No. 2”).

Capitalized terms used herein but not defined herein have the meanings assigned thereto in Amendment No. 2.

Form S-4/A filed June 29, 2009

General

1.	Further to the telephone discussions with the staff regarding comment 6 in our letter dated June 25, 2009, please revise and clarify whether the condition relating to the approval for listing by Nasdaq of the shares issuable in the exchange is a non-waivable condition and/or confirm that the condition has already been satisfied.

Mr. Justin T. Dobbie

Securities and Exchange Commission

July 9, 2009

Response

The Company has asked us to supplementally advise the Staff that the condition relating to the approval for listing by the Nasdaq Stock Market of the shares of Common Stock issuable in the Exchange Offer has been satisfied through the submission of a notification relating to the issuance of the additional shares of Common Stock with the Nasdaq Stock Market and a written confirmation that the Nasdaq has completed its review of that notification. The prospectus has been revised to delete the listing condition on page 60 and to note on page 29 that the required notification of listing of the additional shares of Common Stock to be issued in the Exchange Offer has been submitted to the Nasdaq Stock Market and accepted by the Nasdaq.

2.	The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please remove the “Subject to Completion” language from the cover page of your prospectus. Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2) on our website, www.sec.gov, for further guidance.

Response

The “Subject to Completion” language has been removed from the cover page of the preliminary prospectus included in Amendment No. 2, which is complete and contains all required information. In addition, the “red herring” legend on the cover page has been revised so that it reads

The information in this prospectus may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

3.	Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3) on our website, www.sec.gov, for more information. Please confirm to us that Popular, Inc. will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

Mr. Justin T. Dobbie

Securities and Exchange Commission

July 9, 2009

Response

The Company has asked us to supplementally confirm to the Staff that the Company understands that it has an obligation to file a final prospectus after effectiveness and that it will file the final prospectus, after effectiveness, in accordance with the Staff’s Compliance & Disclosure Interpretations—Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3) referenced above.

4.	Please refer to comment 2 in our letter dated June 25, 2009. It appears that certain information contained in the consent solicitation statement remains omitted from the prospectus, other than the information contained in the sections captioned “Proposals of Common Stockholders to be Presented at the 2010 Annual Meeting of Stockholders” and “Other Matters.” For example, it appears that not all of the information contained in the section captioned “Approval of Senior Preferred Stock Issuance” is included in the prospectus. Please revise or advise.

Response

The Company has asked us to supplementally advise the Staff that while it believes that all information included in the Consent Solicitation Statement has been substantively included in the prospectus, it has revised the prospectus to include the Consent Solicitation Statement as Annex A to the prospectus and added a cross-reference to that Annex A in appropriate places in the prospectus where the Consent Solicitation Statement is referenced, including on the cover page of the prospectus and on pages 10 and 15 of the prospectus.

5.	We note your response to comment 5 in our letter dated June 25, 2009. Please file the documents that comprise the company’s agreement with the U.S. Treasury as exhibits to the registration statement or tell us why such documents are not required to be filed as exhibits pursuant to Item 601(b)(10)of Regulation S-K. To the extent the company believes that these documents are not required to be filed, please provide the staff with copies of the documents supplementally.

Response

The Company has asked us to supplementally advise the Staff that it is the Company’s view that the exchange of letters relating to the Company’s agreement with the U.S. Treasury, as holder of the Series C Preferred Stock, relating to the redesignation of the Series C Preferred Stock as senior preferred stock or the exchange of the Series C Preferred Stock for trust preferred securities does not constitute a material contract required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. As requested by the Staff, the Company has separately supplementally provided the letters to

Mr. Justin T. Dobbie

Securities and Exchange Commission

July 9, 2009

the Staff, and has requested confidential treatment for these letters. Item 601(b)(10) of Regulation S-K requires that certain material contracts be filed with the Registration Statement, but the agreement with the U.S. Treasury does not constitute a material contract for purposes of Item 601(b)(10) of Regulation S-K. After receiving a letter containing the Company’s request relating to the redesignation of the Series C Preferred Stock as senior preferred stock or the exchange of the Series C Preferred Stock for trust preferred securities, the U.S. Treasury responded by letter stating that it agreed to the Company’s request.

6.	We note the disclosure on page 4 in which you state that your Federal banking regulators are re-emphasizing the importance of a number of risk, capital and liquidity management issues and are requiring you to maintain enhanced internal management processes geared towards achieving and maintaining capital levels that are commensurate with your business activities and risks of all types. Please advise the staff regarding any agreements or understandings, written or oral, between the company and its banking regulators. In particular, please advise the staff regarding any requirements that the company raise additional capital, increase its liquidity or change its lending practices in a material way. If any agreement does exist, please revise your disclosure to identify all material actions taken by the company to meet the terms of any agreement with your regulators.

Response

The Company has asked us to supplementally advise the Staff that the disclosure on page 4 of the prospectus that states that “our Federal banking regulators are re-emphasizing the importance of a number of risk, capital and liquidity management issues and are requiring us to maintain enhanced internal management processes geared towards achieving and maintaining capital levels that are commensurate with our business activities and risks of all types” is an expression of a general regulatory philosophy that the Company has been made aware of. The disclosure does not address any specific agreement with the Company’s banking regulators. Although the Company frequently communicates with its Federal banking regulators on a wide range of matters, the Company does not have any agreements with its regulators with respect to raising additional capital, increasing its liquidity or changing its lending practices in any material way.

Mr. Justin T. Dobbie

Securities and Exchange Commission

July 9, 2009

As stated on page 3 of the prospectus, even though the Company was not one of the banking institutions included in the SCAP, the Company has closely assessed the announced SCAP results and noted that the findings express general regulatory expectations. The disclosure included on pages 3 and 4 of the prospectus represents the Company’s view given those general regulatory implications.

Incorporation of Certain Documents by Reference, page 2

7.	We note the added text in the registration statement on Form S-4 regarding the incorporation by reference of future filings. Please revise this reference to clarify that Schedule TO does not permit the incorporation by reference of future filings that you may make before the expiration of the offer. Rather, you have an obligation to amend the Schedule TO and to consider your obligation to disseminate additional disclosure if the terms of the offer change. If you wish to incorporate by reference information into future Schedule TO filings with the Commission, you must amend the Schedule TO to specifically identify those filings.

Response

The Company has asked us to supplementally advise the Staff that the Company understands its obligation to amend the Schedule TO in order to disseminate additional disclosure if the terms of the offer change because Schedule TO does not permit the incorporation by reference of future filings that the Company may make before the expiration of the offer. Accordingly, the following text has been added following the second paragraph under the caption “Incorporation of certain documents by reference”:

Please note that the Schedule TO which has been filed in connection with the Exchange Offer does not permit incorporation by reference of future filings. If a material change occurs in the information set forth in this prospectus, we will amend the Schedule TO accordingly.

Taxation, page 89

8.	We note your response to comment 23 in our letter dated June 25, 2009. To the extent that counsel relies upon other legal opinions in issuing the opinions in this matter, please include those opinions as exhibits to the registration statement, along with the necessary consents.

Response

The section captioned “Taxation” has been revised to indicate that opinions Sullivan & Cromwell LLP and Pietrantoni Méndez & Alvarez LLP that are relied upon in that section are incorporated by reference, and to indicate those assumptions made in reliance upon such legal opinions. The Company has asked us to supplementally advise

Mr. Justin T. Dobbie

Securities and Exchange Commission

July 9, 2009

the Staff that the opinions have been incorporated into Amendment No. 2 as Exhibits 8.3, 8.4, 8.5 and 8.6 and that consents of Sullivan & Cromwell LLP and Pietrantoni Méndez & Alvarez LLP related to those opinions have been filed with the Registration Statement as Exhibits 23.5 and 23.6.

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Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at 212-558-4312.

Sincerely,

/s/ Robert W. Downes
Robert W. Downes Sullivan & Cromwell LLP

cc:	Jorge A. Junquera
(Popular, Inc.)

Ignacio Alvarez
Eduardo J. Arias
(Pietrantoni Méndez & Alvarez LLP)

Edward F. Petrosky
Samir A. Gandhi
Edward Ricchiuto
(Sidley Austin LLP)

Donald J. Toumey
(Sullivan & Cromwell LLP)

Matt McNair
(SEC, Division of Corporation Finance)